Exhibit 99.1

Baidu Announces Changes to Board Composition

BEIJING, September 29, 2015 /PRNewswire/ – Baidu, Inc. (NASDAQ: BIDU) (“Baidu” or the “Company”), the leading Chinese language Internet search provider, today announced changes to its board composition. Mr. Brent Callinicos has been appointed as a director and a member of the audit committee of the board of directors of the Company. Mr. Yuanqing Yang has been appointed as a director and a member of the compensation committee of the board of directors of the Company. Mr. Nobuyuki Idei and Mr. Dejian Liu will step down from the board, having fulfilled their term as a board member since June 2007 and October 2013, respectively. These changes will be effective on October 1, 2015.

“We are very excited to welcome Mr. Brent Callinicos and Mr. Yuanqing Yang to Baidu’s Board of Directors. Their extensive leadership experience and industry expertise will bring significant value to Baidu as the Company moves into its next stage of growth,” said Robin Li, Baidu’s Chairman and CEO.

“On behalf of Baidu’s Board of Directors, I would also like to express my gratitude to Mr. Nobuyuki Idei and Mr. Deijian Liu for their time, dedication and valuable contribution to Baidu,” continued Mr. Li.

Mr. Brent Callinicos most recently served as CFO of Uber Technologies from 2013 to 2015, where he remains an advisor. Prior to Uber, Mr. Callinicos served as Vice President, Treasurer and Chief Accountant at Google from 2007 to 2013. From 1992 to 2007, he served in a variety of increasingly senior roles at Microsoft; his last role was as Corporate Vice-President, Divisional CFO for the Platforms and Services Division. Mr. Callinicos is a CPA. He currently serves on the Board of PVH and several private companies.

Mr. Yuanqing Yang is Chairman and Chief Executive Officer of Lenovo Group. Mr. Yang joined Lenovo Group in 1989, leading the company from its roots as a China-based PC maker to a diversified global technology leader with $46 billion in revenue last year. In 2011, Finance Asia voted Mr. Yang the Best CEO in China. In 2004 and 2012, Mr. Yang was named “CCTV China Annual Economic Figure”. He was in Barron’s Best CEOs list in 2013, 2014 and 2015. In 2014, Mr. Yang won the Edison Achievement Award for Innovation.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best and most equitable way for people to find what they’re looking for. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding such risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Sharon Ng

Baidu, Inc.

Tel: +86-10-5992-4958

Email: ir@baidu.com

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